UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

THE DIRECTV GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

540211109

(CUSIP Number)

Charles Y. Tanabe, Esq.
Executive Vice President
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO  80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 540211109

1.	Names of Reporting Persons. Liberty Media Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 470,420,752- Common Stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 470,420,752- Common Stock (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,420,752- Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)   The number of shares of the Issuer beneficially owned by the Reporting Person are held of record by Greenlady Corp., which is an indirect wholly owned subsidiary of the Reporting Person.

(2)   Calculated based on 1,149,197,521 shares of Common Stock of the Issuer issued and outstanding as of February 21, 2008, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ending December 31, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No.    )

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

THE DIRECTV GROUP, INC.

Item 1.  Security and Issuer

Liberty Media Corporation (the “Reporting Person”) is filing this statement on Schedule 13D (this “Statement”) with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of The DIRECTV Group Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2250 E. Imperial Highway, El Segundo, California 90245.

Item 2.  Identity and Background

The Reporting Person is Liberty Media Corporation, a Delaware corporation, whose principal business is owning a broad range of electronic retailing, media, communications and entertainment businesses and investments, and whose principal office address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

Schedule 1 attached to this Statement and incorporated herein by reference provides the requested information with respect to (a) each executive officer and director of the Reporting Person; (b) each person controlling the Reporting Person; and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (the “Schedule 1 Persons”).

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On February 27, 2008, the Reporting Person consummated a transaction whereby the Reporting Person acquired beneficial ownership of 470,420,752 shares of Common Stock.  Pursuant to the Share Exchange Agreement, dated December 22, 2006 (the “Share Exchange Agreement”), between the Reporting Person and News Corporation (“News”), the Reporting Person transferred to News 324,637,067 shares of Class A Common Stock, par value $0.01 per share, of News, and 188,000,000 shares of Class B Common Stock, par value $0.01 per share, of News, in exchange for all of the outstanding shares of capital stock of Greenlady Corp., a wholly owned subsidiary of News, which owns (i) 470,420,752 shares of Common Stock of the Issuer, (ii) all of the issued and outstanding equity interests of each of Fox Sports Net Rocky Mountain, LLC, Fox Sports Net Pittsburgh, LLC, and Fox Sports

Net Northwest, LLC, which conduct a business consisting of regional sports programming cable networks (the “RSN Business”); and (iii) $465,052,000 in cash.

The foregoing description of the Share Exchange Agreement and the transactions related thereto, are qualified in their entirety by reference to the full text of such document, which is incorporated as Exhibit 7(a) hereto and incorporated into this Item 3 by reference.

Item 4.  Purpose of Transaction

On February 27, 2008, the Reporting Person acquired beneficial ownership of an aggregate of 470,420,752 shares of Common Stock of the Issuer pursuant to the Share Exchange Agreement described in Item 3 of this Statement, which description is incorporated into this Item 4 by reference as if fully set forth herein.  A primary purpose of the transaction was for the Reporting Person to exchange its passive investment in News for interests in strategic operating businesses with respect to which the Reporting Person will have control (the regional sports networks) or significant influence (DIRECTV).

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the stock ownership restrictions described in Item 6 of this Statement.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated in this paragraph.

In addition, the matters set forth in Item 6 are incorporated into this Item 4 by reference as if fully set forth herein.

Item 5.  Interest in Securities of the Issuer

The Reporting Person has the sole power to vote or to direct the voting of 470,420,752 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of the Common Stock of the Issuer, representing approximately 41% of the Common Stock of the Issuer.  For purposes of computing the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is 1,149,197,521.

Other than as stated herein, no transactions were effected by the Reporting Person in the Common Stock during the 60 days preceding the date hereof.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Share Exchange Agreement, the Reporting Person entered into a Letter Agreement with the Issuer dated December 21, 2006 (the “Letter Agreement”), setting forth certain acquisition restrictions with respect to securities of the Issuer, and providing for the appointment of certain designees of the Reporting Person as members of the board of directors of the Issuer.  Pursuant to the Letter Agreement, Dr. John C. Malone, Chairman of the board of directors of the Reporting Person, and Gregory B. Maffei, Chief Executive Officer and President of the Reporting Person, were appointed by the Issuer’s board of directors to fill two of the three vacancies on the Issuer’s board of directors resulting from the resignations of the directors designated by News at the consummation of the transactions contemplated by the Share Exchange Agreement.  The Reporting Person has advised the Issuer that it intends to recommend a nominee to fill the remaining vacancy on the Issuer’s board of directors.  Each of the Reporting Person’s designees to the Issuer’s board of directors will serve as a director until the next meeting of stockholders of the Issuer held for the election of directors, and will then be subject to the usual procedures under the Issuer’s Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws regarding election of directors.

The Letter Agreement also provides that the Reporting Person is a “Purchaser Successor” under the Issuer’s Amended and Restated Certificate of Incorporation and will accordingly be subject to the provisions of Sections 5 and 6 of Article V of the Amended and Restated Certificate of Incorporation as well as other applicable provisions of such Amended and Restated Certificate of Incorporation and the Issuer’s By-Laws.

Under those provisions, the Liberty group, which includes the Reporting Person and any of its subsidiaries, will be prohibited from entering into any transaction or series of transactions that would result in the Liberty group owning beneficially 50% or more of the Issuer’s outstanding voting securities.  However, this standstill provision does not apply if:

•                  any member of the Liberty group commences a tender or exchange offer for all the Issuer’s outstanding voting securities (at a price at least equal to the market price thereof immediately prior to the earlier of the public announcement or commencement thereof) or enters into an agreement to acquire all of such voting securities pursuant to a merger or other business combination transaction with the Issuer;

•                  the Liberty group acquires shares in a transaction that is approved by an affirmative vote of a majority of the Issuer’s independent directors; or

•                  a person that is not affiliated with any member of the Liberty group acquires, or has announced its intention to acquire, 25% or more of the Issuer’s outstanding voting securities or has announced its intention to effect a merger or other business combination transaction with the Issuer as a result of which such party would become the beneficial owner of 25% or more of the outstanding voting securities of the company surviving the merger or business combination, which merger or other business combination has been approved by the Issuer’s board of directors.

Further, the standstill provision described above will cease to apply if:

•                  a majority of the Issuer’s independent directors so determines;

•                  the Liberty group acquires 50% or more of the Issuer’s outstanding voting securities in a tender or exchange offer, merger, business combination transaction or other transaction under the circumstances described in the first two bullets above; or

•                  the Liberty group acquires 80% or more of the Issuer’s outstanding voting securities.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of such document which is incorporated as Exhibit 7(a) hereto and ioncorporated into this Item 6 by reference.

Except as described in this Statement, the Reporting Person presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

7(a)                            Share Exchange Agreement, dated as of December 22, 2006, among the Reporting Person and News (incorporated by reference to Exhibit 10.38 to the Reporting Person’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-51990) as filed on March 1, 2007).

7(b)                           Letter Agreement, dated as of December 21, 2006, among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed on February 27, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 7, 2008	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Executive Vice President

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado  80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	Director of Liberty

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, Colorado 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty

EXHIBIT INDEX

Exhibit No.	Description
7(a)

Share Exchange Agreement, dated as of December 22, 2006, among the Reporting Person and News (incorporated by reference to Exhibit 10.38 to the Reporting Person’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-51990) as filed on March 1, 2007).

7(b)

Letter Agreement, dated as of December 21, 2006, among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed on February 27, 2008).